Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is entered into as of June 12, 2026 (the “Effective Date”), by and between Clearmind Medicine Inc., a British Columbia corporation (the “Company”), and the accredited investors party hereto (each, a “Buyer”).

WHEREAS, on April 30, 2026, the Company entered into that certain Amendment to Securities Purchase Agreement with the Buyers (as amended, the “SPA”), pursuant to which the Company shall issue and sell, from time to time, convertible promissory notes (each, an “Additional Note”), in the aggregate principal amount of up to $10,000,000 to the Buyers;

WHEREAS, Section 1(c) of the SPA provides that the Company may request, at its sole discretion, that the Buyers will purchase Additional Notes in the aggregate principal amount of $2,500,000 per fiscal quarter (the “Quarterly Limit”);

WHEREAS, the Company and the Buyers wish to exceed the Quarterly Limit on a one time basis, such that Buyers shall purchase Additional Notes in the aggregate principal amount of $1,000,000 on the date hereof; and

WHEREAS, the Company and the Buyers wish to amend the Conversion Price formula set forth in the Additional Notes and agree on an amended floor price.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyers agree as follows

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the SPA.

2. Additional Purchase. Notwithstanding anything to the contrary in the SPA, on the date hereof the Company shall issue and sell to the Buyers, and the Buyers shall purchase from the Company, Additional Notes in an aggregate principal amount of $1,000,000 (the “Additional Purchase”), for an aggregate purchase price payable in cash equal to 90% of the principal amount, or $900,000.

3. Allocation; Pro Rata Portions. Each Buyer’s pro rata portion of (i) the aggregate principal amount of the Additional Notes and (ii) the aggregate purchase price for the Additional Purchase is set forth on Annex A attached hereto.

4. Funding Instructions. Each Buyer shall remit its respective purchase price amount set forth on Annex A, in immediately available funds, by wire transfer to an account to be provided by the Company to each Buyer.

5. Floor Price. The definition of “Floor Price” in the Additional Note attached as Exhibit A to the SPA shall be amended to mean $1.875 per Common Share.

6. No Waiver of SPA Rights. Except as expressly set forth herein: (a) all terms and conditions of the SPA remain in full force and effect; (b) the Additional Purchase remains subject to Section 1(c) of the SPA; and (c) nothing herein shall be deemed to waive, limit, or modify any rights or remedies of any party under the SPA or any Additional Note.

7. Governing Law. This Agreement, and the rights and obligations of the parties hereunder, shall be governed by, and construed in accordance with, Section 8(a) of the SPA, which provision is hereby incorporated by reference mutatis mutandis as if fully set forth herein.

8. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.

9.  Further Assurances. Each party agrees to execute such further documents and take such further actions as may be reasonably necessary to effectuate the purposes of this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLEARMIND MEDICINE INC.

By:
Name:	Adi Zuloff-Shani
Title:	Chief Executive Officer

By:
Name:	Hila Kiron-Revach
Title:	Chairman of the Board

L.I.A Pure Capital Ltd.

By:
Name:	Kfir Silberman
Title:	Chief Executive Officer

Capitalink Ltd.

By:
Name:	Lavi Krasney
Title:	Chief Executive Officer

ANNEX A

Allocation of Additional Notes and Purchase Price

Buyer Name	Principal Amount of Additional Note	Purchase Price (90%)
L.I.A. Pure Capital Ltd.	$500,000	$450,000
Capitalink Ltd.	$500,000	$450,000

Total	$1,000,000	$900,000

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